MICHAEL N. WHITE	MWHITE@JAMESBATESLLP.COM DIRECT DIAL: 478-749-9921

-PLEASE RESPOND TO MACON OFFICE-

September 12, 2012

VIA EDGAR

Mr. John P. Nolan

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Capitol City Bancshares, Inc.
Form 10-Q/A for period ended March 31, 2011
Filed August 10, 2012
File No. 000-25227

Dear Mr. Nolan:

I am in receipt of the comment letter dated August 29, 2012 regarding the above-referenced filing of Capitol City Bancshares, Inc. This letter is to request to extend the time for my client to respond to your comment letter until October 1, 2012. My client is requesting the additional time because I have an emergency medical condition that requires surgery and because I am waiting for a surgery to be scheduled we will be delayed in gathering all the requested information and thus request this extension to respond.

We greatly appreciate your consideration of our request for an extension. If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Michael N. White

MICHAEL N. WHITE

MNW:emw

Cc:	Ms. Tatina Brooks